Exhibit 99.2

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                          SUITE 221, 1005 SKYVIEW DRIVE
                           BURLINGTON, ONTARIO L7P 5B1
                                     CANADA

March 12, 2002

Dear Shareholder:

         This supplemental letter is furnished to the shareholders of Capital Environmental Resource Inc., an Ontario corporation (the "Company") in connection with the solicitation of proxies by the Company's Board of Directors to be voted at a special meeting of the shareholders of the Company to be held on March 27, 2002 (the "Meeting") at the Fairmont Royal York Hotel, Quebec Room, 100 Front Street West, Toronto, Ontario, Canada at 10:00 a.m. (Toronto time). The Company has previously furnished shareholders with a Proxy Statement, dated as of March 4, 2002, relating to the Meeting (the "Proxy Statement"). The purpose of this supplemental letter is to inform you of certain corrections to the Proxy Statement.

         The section entitled "Principal Ownership of Common Shares by Directors, Officers and Principal Shareholders" beginning on page 10 of the Proxy Statement is corrected to indicate that, as of February 11, 2002, the record date for the Meeting (the "Record Date"), Stanley Sutherland beneficially owned 120,600 Common Shares, which was less than 1% of the outstanding Common Shares. A new footnote has been added to the beneficial ownership table stating that the shares beneficially owned by Mr. Sutherland consist entirely of shares owned by SF Condo Limited, a company organized under the laws of the British Virgin Islands, and that because Mr. Sutherland has voting and dispositive power over such shares, he may be deemed to be their beneficial owner. As a consequence of the change in the number of Common Shares beneficially owned by Mr. Sutherland, the number and percentage of Common Shares beneficially owned by the directors and executive officers of the Company as a group are changed in the beneficial holders table to 6,528,311 and 27.6%, respectively.

         In addition, the last full paragraph of page 9 of the Proxy Statement is corrected to state that, as of the Record Date, the Company's directors and executive officers beneficially owned approximately 27.6% of the Company's Common Shares.

         We thank you for your continued interest in Capital Environmental Resource Inc.


                                Sincerely yours,

                                (signed)

                                Thomas E. Durkin, III
                                Senior Vice President, General Counsel and
                                  Secretary